Exhibit 99.6

Infosys®
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DRIVEN BY VALUES

© Infosys Technologies Limited 2004-2005

Nandan M. Nilekani
Chief Executive Officer, President and Managing Director

S. Gopalakrishnan
Chief Operating Officer and Deputy Managing Director

Performance of Infosys for the Second Quarter ended September 30, 2004
© Infosys Technologies Limited 2004-2005 Nandan M. Nilekani S. Gopalakrishnan Chief Executive Officer, President and Managing Director Chief Operating Officer and Deputy Managing Director

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004 and Quarterly Report on Form 6-K for the quarter ended June 30, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

© Infosys Technologies Limited 2004-2005	Slide 2

Agenda

➢	Financial Performance

➢	Operational Performance

➢	Client Acquisition & Expansion of Services

➢	Human Resources

➢	Capex and Infrastructure

➢	Outlook for the Future

➢	Summary

© Infosys Technologies Limited 2004-2005	Slide 3

Financial Performance

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© Infosys Technologies Limited 2004-2005

Financial Performance
© Infosys Technologies Limited 2004-2005

Highlights

	Q2 FY 05	Q1 FY 05	H1 FY 05
Indian GAAP
Y-O-Y Growth
Income	51.9%	38.6%	45.4%
PAT from ord. Activities	48.6%	39.2%	44.1%
US GAAP
Y-O-Y Growth
Revenues	51.0%	43.4%	47.3%
Net income	49.3%	42.4%	46.0%
New clients	32	29	61
Repeat business	96.3%	98.5%	97.3%
Headcount Gross addition	6,078	3,233	9,311
Net addition	5,010	2,305	7,315
Period end headcount	32,949	27,939	32,949

© Infosys Technologies Limited 2004-2005	Slide 5

Highlights (Indian GAAP - Quarterly)

(Rs. crore)

	FY2005	FY2005	FY2004	% growth over
	Q2	Q1	Q2	Q1 05	Q2 04
Income	1,749.33	1,517.38	1,151.80	15.29	51.88
S/w development expenses	926.66	805.22	595.28	15.08	55.67
Gross profit	822.67	712.16	556.52	15.52	47.82
S,G&A expenses	261.64	222.89	175.06	17.39	49.46
Operating profit	561.03	489.27	381.46	14.67	47.07
Depreciation	60.63	52.53	63.42	15.42	(4.40)
Operating profit after depreciation	500.40	436.74	318.04	14.58	57.34
Other income	29.60	15.70	43.16	88.54	(31.42)
Provision for investment	0.07	(0.01)	0.22	—	—
PBT	529.93	452.45	360.98	17.12	46.80
Provision for tax	82.56	64.11	60.00	28.78	37.60
PAT from ordinary activities	447.37	388.34	300.98	15.20	48.64

© Infosys Technologies Limited 2004-2005	Slide 6

Highlights (Indian GAAP - Half yearly)

(Rs. crore)

	FY2005		FY2004
	H1%		H1%		growth
Income	3,266.71	100.0	2,246.50	100.0	45.4
S/w development expenses	1,731.88	53.0	1,174.87	52.3	47.4
Gross profit	1,534.83	47.0	1,071.63	47.7	43.2
S,G&A expenses	484.51	14.8	339.69	15.1	42.6
Operating profit	1,050.32	32.2	731.94	32.6	43.5
Depreciation	113.20	3.5	108.56	4.8	4.3
Operating profit after depreciation	937.12	28.7	623.38	27.8	50.3
Other income	45.31	1.4	75.10	3.3	(39.7)
Provision for investment	0.06	—	6.59	0.3	—
PBT	982.37	30.1	691.89	30.8	42.0
Provision for tax	146.67	4.5	112.00	5.0	31.0
PAT from ordinary activities	835.70	25.6	579.89	25.8	44.1

© Infosys Technologies Limited 2004-2005	Slide 7

Balance Sheet Summary

(Rs. crore)

	Sept 30, 2004%		Sept 30, 2003%
LIABILITIES
Shareholders’ funds	4,148.90	100	3,383.06	100
Total liabilities	4,148.90	100	3,383.06	100
ASSETS
Fixed assets	1,249.10	30	802.85	24
Investments	2.04	—	14.93	—
Deferred tax assets	44.50	1	33.87	1
Current assets
Cash & equivalents	2,502.07	60	2,185.91	65
Accounts receivables	926.32	22	592.59	17
Other current assets	639.32	16	488.83	14
Less: Current liabilities	(1,214.45)	(29)	(720.99)	(21)

Net current assets	2,853.26	69	2,546.34	75
Total assets	4,148.90	100	3,383.06	100

© Infosys Technologies Limited 2004-2005	Slide 8

Operational Performance

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Operational Performance © Infosys Technologies Limited 2004-2005

Region-wise Revenue

%

	FY2005	FY2005	FY2004
	Q2	Q1	Q2
North America	65.2	65.2	73.9
Europe	21.4	22.2	18.0
India	1.7	1.6	1.6
Rest of the world	11.7	11.0	6.5
Total	100.0	100.0	100.0

© Infosys Technologies Limited 2004-2005	Slide 10

Utilization Rates

100.0%
71.4%
73.4%
81.0%
79.7%
0.0%

	Including training	Excluding training
Q2 FY 2005	71.4%	81.0%
Q1 FY 2005	73.4%	79.7%

Q2 FY 2005 Q1 FY 2005

© Infosys Technologies Limited 2004-2005	Slide 11

Revenues by Project type

%

	FY2005	FY2005	FY2004
	Q2	Q1	Q2
Fixed Price	29.7	29.7	35.2
Time & Materials	70.3	70.3	64.8
Total	100.0	100.0	100.0

© Infosys Technologies Limited 2004-2005	Slide 12

Onsite-Offshore Revenue split

%

	FY2005	FY2005	FY2004
	Q2	Q1	Q2
Onsite	49.8	51.9	51.7
Offshore	50.2	48.1	48.3
Total	100.0	100.0	100.0

© Infosys Technologies Limited 2004-2005	Slide 13

Customer Concentration

	FY2005	FY2005	FY 2004
	Q2	Q1	Q2
Top client contribution to revenues	5.5%	5.3%	6.6%
Top 5 client contribution to revenues	21.6%	21.6%	24.6%
Top 10 client contribution to revenues	34.7%	34.3%	37.9%
Million dollar clients*	146	141	119
Five-million+ dollar clients*	60	53	40
Ten-million+ dollar clients*	31	27	22
Twenty-million+ dollar clients*	16	15	10
Thirty-million+ dollar clients*	10	8	5
Forty-million+ dollar clients*	7	5	3
Fifty-million+ dollar clients*	3	3	—

*Last Twelve Months

© Infosys Technologies Limited 2004-2005	Slide 14

Client Acquisition & Expansion of Services © Infosys Technologies Limited 2004-2005

Client Acquisition & Expansion of Services

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Client Acquisition & Expansion of Services

➢	Client acquisitions during the quarter were 32

➢	Retail industry

•	A leading discount retailer in the US has selected Infosys as a preferred provider of IT consulting for a strategic sourcing initiative

•	A major European Retailer chose Infosys to implement an RFID solution. This solution enables the retailer to achieve faster throughput and high visibility in Retail Supply Chain processes

➢	Financial Sector

•	Infosys strengthened its presence in the financial and insurance industries with the addition of a German multi-billion euro insurance organization. Infosys was selected to help in replacing an existing hierarchical database, and thereby achieve organization-wide uniformity and reduced licensing costs

•	A Company providing proxy voting and corporate governance solutions to its global client base selected Infosys to provide business consulting services

© Infosys Technologies Limited 2004-2005	Slide 16

Client Acquisition & Expansion of Services

➢	Telecom sector

•	Infosys’ relationship with large telecom players continued, with the addition of one of the largest wholesale telecom carriers in Europe to its client portfolio

•	Infosys is engaged in a critical assignment to re-architect the account management portal of a large US-based carrier providing voice and data services

•	We also started providing Oracle application support to another premier communications service provider in the US

➢	Automotive and Aerospace sector

•	A premier UK-based Aerospace services company chose Infosys’ services for a design and analysis project of an aircraft sub-system

•	A well-known player in the European auto industry also started working with Infosys for a design and analysis project

© Infosys Technologies Limited 2004-2005	Slide 17

Client Acquisition & Expansion of Services

➢	Energy and Utilities Sector

•	A Fortune 500 company in the US chose Infosys to provide application development and maintenance services in the area of customer relationship management

•	A large utility company is using Infosys’ expertise in rewriting its customer information systems

➢	Others

•	One of the top 10 technology companies in the world, and one of the largest companies in the IT storage space is partnering with Infosys for the development of a storage management product

•	Infosys started working with a pan-European government organization in the deployment of payroll and financial solutions

© Infosys Technologies Limited 2004-2005	Slide 18

Banking Products

➢	The sale of the Finacle® suite of products made significant headway during the quarter

•	Union Bank of the Philippines (UBP), one of the top 10 banks in Philippines, has licensed Finacle® core banking and e-Banking solutions. This win marks a key breakthrough for Finacle® in the core banking space in South East Asia

•	IDBI Ltd. has chosen to deploy Finacle® as the bank’s core banking platform across 101 locations, by March 2005

•	UTI Bank, an existing customer, chose Finacle® treasury solution making it Finacle’s first win in the treasury solution space in India

•	A leading private sector bank in India licensed Finacle® wealth management solution and Finacle® CRM solutions during the quarter

© Infosys Technologies Limited 2004-2005	Slide 19

Human Resources

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© Infosys Technologies Limited 2004-2005

Human Resources
© Infosys Technologies Limited 2004-2005

Human Resources

•	Total employee strength at 32,949 as on September 30, 2004, up from 27,939 as on June 30, 2004

•	30,922 software professionals as on September, 2004, up from 26,028 as on June 30, 2004

•	Of these software professionals, 838 belong to the Banking Business Unit

•	Gross addition of employees during the quarter was 6,078 out of which 1,052 were laterals

•	Net addition of 5,010 employees during the quarter as compared to 2,305 during the quarter ended June 30, 2004

© Infosys Technologies Limited 2004-2005	Slide 21

Outlook for the Future

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© Infosys Technologies Limited 2004-2005

Capex and Infrastructure
© Infosys Technologies Limited 2004-2005

Capex and Infrastructure

•	Capital expenditure of Rs.176.06 crores was incurred during the quarter

•	As on September 30, 2004, the company had 50,41,250* sq. ft of space capable of accommodating 25,803 professionals and 34,86,900* sq. ft under completion capable of accommodating 14,365 professionals

* Excluding subsidiaries

© Infosys Technologies Limited 2004-2005	Slide 23

Summary

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© Infosys Technologies Limited 2004-2005

Outlook for the Future © Infosys Technologies Limited 2004-2005

Indian GAAP - Consolidated

➢	Quarter ending December 31, 2004

•	Income is expected to be between Rs. 1,869 crore and Rs. 1,882 crore; YOY growth of 49% to 50%

•	Earnings per share is expected to be Rs. 17.10; YOY growth of 38%

➢	Fiscal year ending March 31, 2005

•	Income is expected to be between Rs. 7,132 crore and Rs. 7,160 crore; growth of 47% to 48%

•	Earnings per share is expected to be Rs. 67.00; growth of 43%

© Infosys Technologies Limited 2004-2005	Slide 25

Thank You

Infosys®
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© Infosys Technologies Limited 2004-2005

Summary © Infosys Technologies Limited 2004-2005

Summary

➢	Guidance for FY 2005 revised upwards

➢	Interim dividend of Rs. 5.00 per share (100% on an equity share of par value of Rs. 5 each)

➢	Growth momentum continues in Q2. Total volume growth during the quarter was 12.60%, with offshore volume growing more rapidly, at 15.30%

➢	Sourcing strategically from service providers has become the outsourcing approach for many companies across all industries

➢	Pricing has been stable

➢	We continue to focus on scalability, which is the key to rapid growth, and on differentiation, which is the key to higher client value

➢	Hired 5,010 net employees for the group during the quarter

➢	Our expense management model has demonstrated the flexibility in absorbing the cost of recruiting 5,010 net employees while maintaining margins

© Infosys Technologies Limited 2004-2005	Slide 27

Capex and Infrastructure

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Thank You
© Infosys Technologies Limited 2004-2005